                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                         The Phoenix Group Corporation
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                                (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)


                                  719072 10 0
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                                (CUSIP Number)

                                Cary W. Purcell
                          Purcell & Scott Co., L.P.A.
                              6035 Memorial Drive
                               Dublin, OH 43017
                           Telephone: (614) 761-9990
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 9, 2001
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits, delivered pursuant to Rule 13d-7.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719072 10 0


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

      NPF Capital, Inc.  E.I.N.* 31-1577151
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      WC, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):   [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      State of Ohio
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                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          5,000,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING
                          5,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11

      5,000,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      Approximately 8.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      CO
------------------------------------------------------------------------------

* denotes greater than

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock of The Phoenix Group Corporation, a Delaware corporation ("The Phoenix Group" or "Issuer"). The principal executive offices of The Phoenix Group are located at 4514 Travis Street, Suite 330, Dallas, Texas 75205.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name of the corporation filing this statement is NPF Capital, Inc., an Ohio corporation ("NPF Capital"). NPF Capital finances healthcare equipment and receivables. The address of NPF Capital's principal business is 6125 Memorial Drive, Dublin, Ohio 43017.

     Set forth on Schedule A is the name, residence or business address, present principal occupation or employment of each of the directors and executive officers of NPF Capital as of the date hereof.

     The name of NPF Capital's parent corporation is National Century Financial Enterprises, Inc., an Ohio corporation ("NCFE"). NCFE purchases and services healthcare receivables. The address of NCFE's principal business is 6125 Memorial Drive, Dublin, Ohio 43017.

     To the best of NPF Capital's knowledge, none of NPF Capital, NCFE, nor any person set forth on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To the best of NPF Capital's knowledge, each of the individuals identified on Schedule A is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Subscription Agreement dated as of May 9, 2001, NPF Capital was issued 5,000,000 shares of the Issuer's Common Stock in connection with a private placement offering. The Common Stock is restricted but subject to a Registration Rights Agreement dated as of May 9, 2001. Consideration for the 5,000,000 shares of Common Stock was $250,000.00. Reference is made to the Issuer's Form 10-KSB filed with the Securities Exchange Commission (the "SEC") for the year ended December 31, 2000 for description of the outstanding shares of the Issuer's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     As set forth in Item 3 above, this statement relates to the 5,000,000 shares of Issuer's Common Stock that were issued to NPF Capital in connection with a private placement offering. Consideration for the shares was $250,000.00.

(a)  Other than as set forth in Item 3 above, not applicable.

(b)  Not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e)  Other than as set forth in Item 3 above, not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

(i)  Not applicable.

(j) Other than described above, NPF Capital currently has no plan or proposals or knowledge thereof which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) NPF Capital may be deemed to be the beneficial owner of 5,000,000 shares of Common Stock. Such Common Stock constitutes approximately 8.6% of the issued and outstanding shares of The Phoenix Group Common Stock based on the number of shares of The Phoenix Group Common Stock outstanding as of April 2, 2001 as represented by The Phoenix Group in its Form 10-KSB filed with the SEC for the quarter ended December 31, 2000. NPF Capital has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. NPF Capital disclaims any other beneficial ownership.

(b)  Not applicable.

(c) To the best of NPF Capital's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named in response to Item 5(a)-(b).

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as set forth in this Item 6 and the Subscription Agreement entered into in connection with the private placement offering referenced above, to the knowledge of NPF Capital, there are no contracts, arrangements, understandings or relationships with respect to any securities of The Phoenix Group, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

(1)  Schedule A, Directors and Executive Officers of NPF Capital, Inc.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 23, 2001                        NPF Capital, Inc.


                                          /s/ Donald H. Ayers
                                          --------------------------------
                                          By:    Donald H. Ayers
                                          Title: President

                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               NPF CAPITAL, INC.

The following table sets for the name, business address and present principal occupation or employment of each director and executive officer of NPF Capital, Inc. ("NPF Capital"). Except as indicated below, the business address of each such person is 6125 Memorial Drive, Dublin, Ohio 43017.

Name and Title                             Present Principal Occupation
---------------------------------------    ------------------------------------------------------
Lance K. Poulsen                           Chairman and Director of NPF Capital
Chairman and Director

Donald H. Ayers                            President, Treasurer, and Director of NPF Capital
President, Treasurer, and Director

Rebecca S. Parrett                         Vice President, Secretary, and Director of NPF Capital
Vice President, Secretary, and Director